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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC. — Exact name of registrant as specified in charter

0000731190 — Registrant CIK Number

FORM 8-K (dated September 29, 2003) — Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-09037 — SEC file number, if available

____
Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, October 1, 2003.

THE IT GROUP, INC.
(Registrant)

By: /s/ Harry J. Soose, Jr.
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit		Page No.
99.1	Notice of Filing of Monthly Operating Report for period from August 2, 2003 through August 29, 2003 (including Exhibits).	4

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
The IT Group, Inc., et al.,	:	Case No. 02-10118 (MFW)
	:	Jointly Administered
Debtors.	:	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM AUGUST 2, 2003 THROUGH AUGUST 29, 2003

PLEASE TAKE NOTICE that on September 29, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from August 2, 2003 through August 29, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
September 29, 2003

/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and
Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period August 2, 2003 thru August 29, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD AUGUST 2, 2003 THROUGH AUGUST 29, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of August 29, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
September 25, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
August 29, 2003

	08/01/03	Reclass/ Prior Period Adjustments	August Activity	08/29/03
Current Assets:				
Cash	55,091,309	-	(756,976)	54,334,333
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	391,489	-	199,066	590,555
Prepaid expenses and other current assets	22,873,289	-	530,449	23,403,738
Total current assets	78,356,087	-	(27,461)	78,328,626
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	78,356,087	-	(27,461)	78,328,626
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,712,763	-	-	8,712,763
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	-	32,177,490
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	489,482,516	-	-	489,482,516
Current Liabilities (Post Petition)				
Accounts payable-unsecured	-	-	-	-
Accrued wages and related liabilities-unsecured	3,722,424	-	(1,110)	3,721,314
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	10,768,157	-	(306,351)	10,461,806
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	406,367	-	261,024	667,391
Total current liabilities	876,536,972	-	(46,437)	876,490,535
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	880,945,245	-	(46,437)	880,898,808
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,156,440,357)	-	18,976	(1,156,421,381)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(802,589,158)	-	18,976	(802,570,182)
Total liabilities and stockholders' equity	78,356,087	-	(27,461)	78,328,626
	-	-	-	-

9/25/03
4:56 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
AUGUST 2, 2003 THRU AUGUST 29, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	610,605
Total cost and expenses	610,605
Operating income/(loss)	(610,605)
Unrealized gain/(loss) on stock held for sale	584,968
Interest income, net	44,613
Net income/(loss) before income taxes	18,976

9/25/03
4:56 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of August 29, 2003

Days Aged	Balance
0 - 30	667,391
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,305,260

Pre Petition	42,637,869
Post Petition	667,391
	43,305,260

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of August 29, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
August 29, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	08/29/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	107,890
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	2,034,037
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,537,654
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	183,395
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,403,493
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,548,220
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	509,644
					54,334,333

(000's)

Summary Page	August 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 55,026	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	281	253,986
Loans and Advances	-	-
Sale of Assets	-	69,288
Other (Reimbursements from Shaw)	16	19,981
DIP Draw & (Repayment)	-	50,000
Total Receipts	297	393,255
Disbursements		
Net Payroll & Benefits	(61)	(89,740)
Payroll Taxes	(23)	(34,204)
Sales, Use, and Other Taxes	(10)	(1,025)
Operating Expenses	(133)	(161,166)
Rental & Leases	-	(14,019)
Insurance	(5)	(8,419)
Administrative & Selling	(33)	(6,325)
Sale of Assets	-	-
Claims Settlements	-	(180)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(787)	(24,176)
U.S. Trustee Fees	-	(241)
Court Costs	-	-
Total Disbursements (c)	(1,052)	(357,173)
Net Cash Flow (Receipts Less Disbursements)	$ (755)	$ 36,082
Cash - End of Month	$ 54,271	$ 54,271

Total Disbursements	$ (1,052)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,052)

(a) August actual includes cash flow activity from August 1, 2003 through August 31, 2003.
(b) Professional fees include $49,931.13 to Alix Partners on 08/27/03, $163,266.55 and $138,685.70 to Skadden Arps on 08/06/03 and 08/20/03, $72,174.80 and $113,708.14 to Kroll Zolfo Cooper on 08/20/03 and 08/27/03, $45,868.20 and $64,973.20 to Jefferson Wells on 08/20/03 and 08/27/03, $5,802.70 to The Bayard Firm on 08/27/03 and $95,453.40 to White & Case on 08/27/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:
02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 9/29/2003 at 11:38 AM EDT and filed on 9/29/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 3076

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period August 2, 2003 through August 29, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: C:\temp\convert\Operating Report.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=9/29/2003] [FileNumber=1939693-0]
[34f1c124453bd180a10394a4cc1349b6bbf5f6862efb5d4c6c91fb7c45ac769a695d
f1594ef2002e70eab7525bbbdf648a4a5474bc60f0ca94243143b6c45d4a]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,